

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Ave.
Tampa, Florida 33609

> **Re: RAD Diversified REIT, Inc.**
> **Post Qualification Amendment on Form 1-A**
> **Filed November 18, 2021**
> **File No. 024-11020**

Dear Mr. Dutch Mendenhall:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Post Qualification Amendment on Form 1-A

General

1. We reissue prior comment 1 in part. We note the statements on your website at https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48% in the past 12 months. Please reconcile your net asset value calculations on page 57 with the disclosure provided in your amended Form 1-A, including your financial statements for the applicable periods.

   You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you have any questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Real Estate & Construction

cc: Fanni Koszeg, Esq.